The Art Commission, LLC (the "Company") a Wisconsin Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Art Commission, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 1, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	230	154,633
Accounts Receivable	5,000	6,750
Prepaid Expenses	-	5,988
Total Current Assets	5,230	167,371
Non-current Assets		
Intangible Assets: Trademark, net of Accumulated Depreciation	69,875	103,819
Investment in Joint Ventures	951	-
Security Deposits	4,000	4,000
Total Non-Current Assets	74,827	107,819
TOTAL ASSETS	80,057	275,189
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	222,015	68,640
Accrued Liabilities	40,829	47,240
Short Term Debt - Related Party	105,000	-
Accrued Interest - Related Party	3,288	-
Payroll Liabilities	6,961	6,961
Deferred Revenue	105,986	102,594
Current Portion of Notes Payable	54,523	49,657
Other Liabilities	3,722	-
Total Current Liabilities	542,323	275,092
Long-term Liabilities		
Notes Payable	724,852	764,305
Interest Payable	65,299	46,702
Total Long-Term Liabilities	790,151	811,007
TOTAL LIABILITIES	1,332,474	1,086,099
EQUITY		
Member's Equity	3,401,448	3,411,236
Accumulated Deficit	(4,653,866)	(4,222,145)
Total Equity	(1,252,417)	(810,909)
TOTAL LIABILITIES AND EQUITY	80,057	275,189

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	761,662	543,695
Cost of Revenue	348,291	133,124
Gross Profit	413,370	410,570
Operating Expenses		
Advertising and Marketing	293,983	242,447
General and Administrative	299,634	307,763
Research and Development	101,066	101,170
Rent and Lease	52,500	3,263
Amortization	33,943	42,619
Total Operating Expenses	781,126	697,261
Operating Income (loss)	(367,756)	(286,691)
Other Income		
Income/(Loss) from Investments in Joint Ventures	(42,549)	-
Other	10,433	125,820
Total Other Income/(loss)	(32,115)	125,820
Other Expense		
Interest Expense	31,849	99,397
Total Other Expense	31,849	99,397
Earnings Before Income Taxes	(431,720)	(260,269)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(431,720)	(260,269)

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	3,076,600	(3,961,877)	(885,276)
Capital Contributions	334,636		334,636
Net Income (Loss)	-	(260,269)	(260,269)
Ending Balance 12/31/2021	3,411,236	(4,222,145)	(810,909)
Capital Distributions	(9,788)	-	(9,788)
Net Income (Loss)	-	(431,720)	(431,720)
Ending Balance 12/31/2022	3,401,448	(4,653,866)	(1,252,417)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(431,720)	(260,269)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	33,943	42,619
Accounts Payable and Accrued Expenses	146,964	(92,466)
Deferred Revenue	3,393	(41,818)
Payroll Liabilities	-	(8,440)
Accrued Interest	18,596	16,241
Accrued Interest - Related Party	3,288	-
Accounts Receivable	1,750	60,362
Prepaids	5,988	(883)
Losses from Joint Ventures	42,549	-
Other	3,722	458
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	260,192	(23,929)
Net Cash provided by (used in) Operating Activities	(171,529)	(284,197)
INVESTING ACTIVITIES		
Security Deposits	-	(4,000)
Net Cash provided by (used by) Investing Activities	-	(4,000)
FINANCING ACTIVITIES		
Proceeds/(Distributions) from Member's Equity	(53,288)	334,636
Proceeds from the Issuance of Debt	20,413	85,527
Proceeds/ (Repayments) from the Issuance of Debt - Related Party	50,000	(50,000)
Net Cash provided by (used in) Financing Activities	17,126	370,163
Cash at the beginning of period	154,633	72,667
Net Cash increase (decrease) for period	(154,403)	81,965
Cash at end of period	230	154,633

The Art Commission, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Art Commission, LLC ("the Company") dba CODAworx was formed in Wisconsin on January 12th, 2012. The Company is the hub of the commissioned art economy. The Company connects all members of the industry, matching creative talent with creative opportunities, and providing digital tools that streamline the commission workflow process. The Company's network connects artists and creative teams to architects, design and art professionals, and the universe of companies that provide services and products for commission projects. The CODAworx website, which launched in December of 2014, has attracted design + art members from 93 countries. To date, over 4,000 projects are featured on CODAworx with art budgets totaling over $1 billion.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Formation of Joint Venture

In 2022, the Company and a third party formed CODAMADE, LLC, a Delaware company, for the purpose of selling NFTs. The Company and the third party are 50/50 owners of CODAMADE. The Company does not have any disproportionate rights or privileges that could result in control of the company or result in it being the primary economic beneficiary. CODAMADE recognized revenue of $13,019, gross loss of $8,818, and net loss of $85,098, for which the Company recognized its 50% share totaling a loss of $42,549 in "Income/(Loss) from Investments in Joint Ventures" listed on the Statement of Operations herein.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Art Commission has 4 revenue categories: membership, targeted marketing, events, and request for proposals.

Memberships pay on receipt and can be done as one annual lump sum or in monthly installments. If this is done as a lump sum, the amount is deferred, and revenue is recognized over 12 months. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the membership period. Membership includes the privileges associated with being a member of their online platform, including industry news, requests for proposals, ticket sales for our 2 conferences and the ability to connect with other members.

Targeted marketing allows the Company to connect members with weekly e-updates and a monthly e-magazine. The Company offers advertising opportunities for the community on their website and with their e-publications. Revenue is recognized in the timeframe of the publication. For example, if a November magazine sponsorship sells in June, that revenue is deferred until November. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users so that the targeted marketing is visible and to ensure to fulfill any other performance obligations as required by the contracts entered into.

The Company has two conferences called "CODAsummits" each year to bring together people from across all their customer base. This is an opportunity for members to network, learn what's new in the industry and connect for future business ventures. The Company sells both sponsorships for various items at the summits and ticket sales. Revenue for the Summits is deferred until the month of the Summit. The Company's primary performance obligation is to host the conferences as advertised.

The Company also generates revenue through proposals. This revenue source is usually government entities and corporations looking for public art. The Company can help guide the process for the request for proposal (RFP) using their website and communications, including writing the RFP, posting the RFP on their website and in weekly updates, help in selecting artists, help with installation coordination, etc. Total money received is usually based on a percentage of total spend for the artwork. This is usually billed in a couple of installments, typically done at major milestones. Each project is deferred in relation to when the project is billed and when the work is done. The Company tries to set up payment structure such that timing for payment is usually when a portion of the work is

complete. There is not as much deferring revenue because of their payment structures. The Company's primary performance obligation is to fulfill all agreed upon obligations as entered into with their customers.

Revenue Category	*2021*	*2022*
Membership	$187,608	$211,597
Targeted Marketing	$42,220	$61,620
Events	$201,247	$438,810
Request for Proposals	$22,475	$98,600
Other adjustments	90,143.08	$(48,966.21)
Total	$543,695	$761,662

Other Income

The Company recognized other income of $91,610 in 2021 related to the forgiveness of a PPP loan.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Software Development	5	406,015	(345,851)	-	60,164
Trademarks	15	14,569	(7,443)	-	7,125
Domain Name	Infinite - Tested for Impairment Annually	2,587	-	-	2,587
Grand Total	**-**	**423,170**	**(353,294)**	**-**	**69,875**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Corporation leases its office space under a 2-year operating lease requiring monthly payments of $4,375 including 5 parking spaces. The current lease expires on 12/31/23 and can be renewed for $5,375/month for two years. Future minimum lease payments as of December 31, 2023 for the current lease are as follows:

Year Ending December 31,	**Payment**
2023	$ 52,500
2024	$ 64,500
2025	$ 64,500
2026	-
2027	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of Company Class D units issued as compensation:

	Nonvested Units	Weighted Average Fair Value
Nonvested units, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested units, December 31, 2021	-	$-
Granted	204,288	$-
Vested	(4,256)	$-
Forfeited	-	$-
Nonvested units, December 31, 2022	200,032	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The Company has offered a third party, who is performing work on their website, a $1 for $1 warrant for every dollar the Company pays them for their website work. The total payments made as of December 31st, 2022, was approximately $120,000 and the warrant exercise price was $0.6965.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

An owner loaned the Company funds to support the business. The loan did not accrue interest and is due on demand. The balance of the loan was $55,000 as of December 31st, 2022.

The owner entered into a note with the Company. The note accrues interest at 4% and is due on demand. The balance of the loan was $50,000 as of December 31st, 2022.

The Company had an account payable of $29,875 as of December 31st, 2022, due to the owner. The amount does not accrue interest and is due on demand.

The Company had accrued liabilities related to executive compensation to the owner of $4,456 as of December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan entered into with an owner.

The Company entered into two SBA loans in 2020. The loans accrue interest at 3.75% interest and have a maturity date on May 27th, 2050. Payments begin on May 27th, 2023. There was accrued interest of $30,735 as of December 31st, 2022. The balance off the loan was $500,000 as of December 31st, 2022.

The Company entered into a loan totaling $250,000. The loan accrues interest at 2% and has a maturity date of March 31st, 2028. The Company entered into another loan with the same party totaling $71,534. The loan accrues interest at 2% and has a maturity date of February 1st, 2028.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	159,523
2024	54,523
2025	54,523
2026	54,523
2027	54,523
Thereafter	506,762

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable - Related Party 1	55,000	None	On Demand	55,000	-	55,000	-	-	-	-	-
Notes Payable - Related Party 2	50,000	4%	On Demand	50,000	-	50,000	3,288	-	-	-	-
SBA Loan	500,000	3.75%	2050	12,523	487,477	500,000	30,725	-	500,000	500,000	12,129
Notes Payable	313,962	2%	2028	42,000	237,375	279,375	34,574	49,657	264,305	313,962	34,574
Total				**159,523**	**724,852**	**884,375**	**68,586**	**49,657**	**764,305**	**813,962**	**46,702**

NOTE 6 – EQUITY

The Company is a limited liability company with 5 classes of Units of Membership Interests owned by various members. The unit classes consist of Class A, for which 5,832,218 were issued and outstanding, Class B, for which 1,500,000 were issued and outstanding, Class C, for which 444,450 were issued and outstanding, Class D, for which 3,271,589 were issued and outstanding, collectively these units are referred to as “Common Units”. Each common unitholder is entitled to one vote. Common Unit holders are not entitled to any dividends.

The Company also had Series A Preferred units, for which 2,287,289 were issued and outstanding.

The Company also has 581,226 Units remaining in its equity pool, which the class of units will be determined at a later point in time, and Warrants outstanding for the purchase of 5,556 Class A Units and 117,481 Series A Preferred Units.

The Series A Preferred units have the following rights and preferences:

- Non-cumulative dividend of 5%, paid when and if declared by the Company's board of directors.
- Convertible on a 1:1 basis into Class A Units.
- 1X non-participating liquidation preference.
- Selection of 1 director (the "Preferred Director") for the Company's board of directors.
- Consent of the Preferred Director is required for the following: amend, alter or repeal any provision of the operating agreement; create, or authorize the creation of, or issue, any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to, junior to or on parity with the Series A Preferred Units; liquidate, dissolve or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent to any of the foregoing; purchase or redeem, or pay any distribution on any units prior to the Series A Preferred Units; or incur any aggregate indebtedness that is not already included in a budget approved by the board.
- Tag-Along rights upon a sale of units by a member.
- Inspection rights and certain information rights, including annual and quarterly financing statements and an annual budget.
- Weighted-average anti-dilution protection.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 1, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.